UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 10, 2024

FOCUS IMPACT ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-40977	86-2433757
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 Park Avenue Ste 911 New York, NY	10177
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 213-0243

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one redeemable warrant	FIACU	The Nasdaq Stock Market LLC
Shares of Class A common stock included as part of the units	FIAC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	FIACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

As previously disclosed, on August 9, 2024, Focus Impact Acquisition Corp., a Delaware corporation (the “Company” or “FIAC”) filed a definitive proxy statement/prospectus (the “Definitive Proxy Statement”) for the solicitation of proxies in connection with a special meeting (the “Special Meeting”) of the Company’s stockholders, to vote upon, among other things, a proposal to adopt and approve that certain Business Combination Agreement, dated as of September 12, 2023, 2023, as amended by that certain Amendment No. 1 to Business Combination Agreement, dated as of May 1, 2024 (“Amendment No. 1”) and as further amended by that certain Amendment No. 2 to Business Combination Agreement, dated as of August 10, 2024 (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) by and among FIAC, Focus Impact Amalco Sub Ltd., a company existing under the laws of the Province of British Columbia (“Amalco Sub”), and DevvStream Holdings Inc., a company existing under the Laws of the Province of British Columbia (“DevvStream”). The transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.” Capitalized terms used but not defined in this Item 7.01 shall have the meanings given to such terms in the Definitive Proxy Statement.

Conversion of Obligations at Closing

As previously disclosed, the following obligations of the Company become due at the Closing: (i) an unsecured promissory note, dated May 9, 2023, in the total principal amount of $1,500,000, issued by the Company to the Sponsor, (ii) an unsecured promissory note, dated December 1, 2023, in the total principal amount of $1,345,000, issued by the Company to the Sponsor, (iii) $330,000 accrued pursuant to the Administrative Services Agreement between the Company and the Sponsor, and (iv) $40,000 for certain unreimbursed out-of-pocket expenses of certain officers and directors of the Company. In connection with the Closing, the holders of such obligations, FIAC and DevvStream have mutually agreed in principle to convert such obligations into newly issued notes of New PubCo, in substantially the same form as the existing Convertible Bridge Notes, with a maturity date that will be twenty-four (24) months from the Closing.

Extension of Convertible Bridge Notes

Certain of the Company’s directors, officers and affiliates have purchased $861,500 of Convertible Bridge Notes, as described in the Definitive Proxy Statement.  In connection with the Closing, the holders of such Convertible Bridge Notes have agreed with FIAC and DevvStream to extend their maturity to twenty-four (24) months from the Closing.  The other terms of the Convertible Bridge Notes will remain unchanged.

Potential Financing Arrangements

FIAC is considering various financing arrangements that it may enter into in connection with Closing. FIAC has not entered into any definitive agreements with any investors but may enter into certain non-redemption agreements, with new or existing investors, one or more equity lines of credit, or subscriptions for newly issued equity or debt securities. Such financing arrangements may require FIAC to issue new shares of Class A Common Stock or New PubCo Common Shares to a financing partner, or to the Sponsor in respect of shares of Class A Common Stock transferred by the Sponsor to a financing partner, for no consideration. Any non-redemption agreements would require the counterparty to agree not to redeem shares of Class A Common Stock in connection with the Special Meeting to be held on September 13, 2024.  The Company will disclose the entry into any such financing arrangement in a timely manner as to comply with federal securities laws.

The Company cannot predict what the final terms of any such financing arrangement will be, nor can the Company guarantee that any such arrangements will be entered into prior to the Closing.

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Waiver of Certain Closing Conditions of the Business Combination Agreement

Pursuant to Section 11.8 of the Business Combination Agreement, FIAC and DevvStream may mutually agree in writing to waive any provision or condition of the Business Combination Agreement. In connection with Closing, FIAC and DevvStream expect to waive Section 8.3(d) of the Business Combination Agreement solely with respect to David Oliver. Pursuant to the waiver, FIAC and DevvStream are expected to agree that the following will not cause a failure of any closing condition set forth in the Business Combination Agreement: (i) failure by David Oliver to deliver an employment agreement with New PubCo or (ii) termination by David Oliver of his status as an individual independent contractor of the Company.

Amendment of Nasdaq Proposal

On September 10, 2024, the Company filed definitive additional materials on Schedule 14A (the “Definitive Additional Materials”) with the Securities and Exchange Commission (the “Commission”) to revise Proposal No. 3 — The Nasdaq Proposal (the “Revised Nasdaq Proposal”). The original Nasdaq Proposal included in the Definitive Proxy Statement contemplated the issuance of any and all New PubCo Common Shares in connection with the Business Combination Agreement. As further described above under the heading “Potential Financing Arrangements,” FIAC may enter into certain financing arrangements prior to Closing. The Revised Nasdaq Proposal contemplates the issuance of Class A Common Stock or New PubCo Common Shares contemplated by both (i) the Business Combination Agreement and (ii) any financing arrangement to be entered into by the Company prior to the Closing. The Company may issue up to an additional 5,000,000 shares of Class A Common Stock or New PubCo Common Shares pursuant to such financing arrangements.

We urge you to carefully read the Definitive Additional Materials for additional information regarding the Revised Nasdaq Proposal prior to casting your vote at the Special Meeting.

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Disclaimer
This Current Report includes forward-looking statements. Forward-looking statements are statements that are not historical facts and generally relate to future events or Focus Impact’s or DevvStream’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s, DevvStream’s and the combined company’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the proposed transaction, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and DevvStream and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transaction; (2) the outcome of any legal proceedings that may be instituted against Focus Impact, DevvStream, the combined company or others; (3) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Focus Impact and DevvStream or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet Nasdaq’s or another stock exchange’s listing standards following the consummation of the proposed transaction; (6) the risk that the proposed transaction disrupts current plans and operations of Focus Impact or DevvStream as a result of the announcement and consummation of the proposed transaction; (7) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed transaction; (9) changes in applicable laws or regulations; (10) the possibility that Focus Impact, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Focus Impact’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement on Form S-4 that includes a proxy statement and prospectus of Focus Impact (as amended, the “proxy statement/prospectus”), first filed with the SEC on December 4, 2023, as amended from time to time, and other filings with the SEC; and (13) certain other risks identified and discussed in DevvStream’s Annual Information Form for the year ended July 31, 2023, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca.

These forward-looking statements are expressed in good faith, and Focus Impact, DevvStream and the combined company believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Focus Impact, DevvStream or the combined company is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Focus Impact has filed or will file from time to time with the SEC and DevvStream’s public filings with Canadian securities regulatory authorities. This news release is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Focus Impact or DevvStream and is not intended to form the basis of an investment decision in Focus Impact or DevvStream. All subsequent written and oral forward-looking statements concerning Focus Impact and DevvStream, the proposed transaction or other matters and attributable to Focus Impact and DevvStream or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

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Additional Information and Where to Find It
In connection with the Business Combination, Focus Impact and DevvStream have prepared, and Focus Impact has filed with the SEC, the Registration Statement containing the proxy statement/prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination, a proxy statement with respect to the stockholders’ meeting of Focus Impact to vote on the Business Combination and certain other related documents. Investors, securityholders and other interested persons are urged to read the definitive proxy statement/prospectus in connection with Focus Impact’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto, because the proxy statement/prospectus contains important information about Focus Impact, DevvStream and the Business Combination. Focus Impact commenced mailing the definitive proxy statement/prospectus and other relevant documents on August 9, 2024 to its stockholders as of July 18, 2024, the record date, for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Focus Impact sent to its stockholders in connection with the Business Combination. Copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by Focus Impact or DevvStream with the SEC, may be obtained, free of charge, by directing a request to Focus Impact Acquisition Corp., 250 Park Avenue, Suite 911, New York, New York 10177. The definitive proxy statement/prospectus and Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov). Additional details relating to the proposed Business Combination are also available in the management information circular provided to shareholders of DevvStream to seek approval of the proposed Business Combination, which was mailed to the shareholders of DevvStream on or around August 13, 2024 and was filed under DevvStream’s profile on SEDAR at www.sedarplus.ca.

Participants in the Solicitation
Focus Impact and its directors, executive officers, other members of management, and employees, may be deemed to be participants in the solicitation of proxies of Focus Impact’s stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Focus Impact’s stockholders in connection with the Business Combination is available in the Registration Statement and the proxy statement/prospectus included therein. To the extent that holdings of Focus Impact’s securities have changed since the amounts printed in Focus Impact’s registration statement on Form S-1 relating to its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Focus Impact’s directors and officers in Focus Impact’s filings with the SEC and in the Registration Statement, which includes the proxy statement/prospectus of Focus Impact for the Business Combination.

DevvStream and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Focus Impact in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus of Focus Impact for the Business Combination. You may obtain free copies of these documents as described above.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 10, 2024
FOCUS IMPACT ACQUISITION CORP.

	By:	/s/ Carl Stanton
	Name:	Carl Stanton
	Title:	Chief Executive Officer